September 10, 2010
VIA FEDERAL EXPRESS AND EDGAR
Attention: Mr. Gary Newberry

Re:	Zoltek Companies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009 filed November 30, 2009
Form 10-Q for the Fiscal Quarters Ended December 31, 2009 and March 31, 2010 filed February 8, 2010 and May 10, 2010
File No. 0-20600
Dear Mr. Newberry:
This letter responds to the Staff’s letter dated August 27, 2010, in reply to the letter dated May 5, 2010 submitted by Zoltek Companies, Inc. (“Zoltek” or the “Company”). We have set forth below the Staff’s comment in the comment letter followed by our response.
Form 10-K for the fiscal year ended September 30, 2009
Item 8. Financial Statements and Supplementary Data, page 29
Note 1. Summary of Significant Accounting Policies, page 37
- Revenue Recognition, page 37
1.	We note your disclosures on page 4 regarding price reductions passed along to customers and your disclosures at the bottom of page 37 regarding the concentration of sales with two customers. Please revise future filings to disclose any post shipment obligations on your sales contracts, including any price protection, right of return or other price incentives. Please also revise to disclose any warranties offered to customers and if material, include the disclosures required by paragraph 460-10-50-8 of the FASB Accounting Standards Codification. Provide us with a sample of your proposed disclosure.
Response:
According to the terms of the supply agreements with Vestas Wind Systems and Gamesa, the Company does not have post-shipment obligations other than obligations under a warranty that the products are free from defects in design, materials, and workmanship and that the products are produced in accordance with standard production and sales specifications stated in the agreements. The Vestas supply agreement states that the warranty shall continue for a period of five years from the date of delivery of the products. The Gamesa supply agreement states that all products shall, as of the moment of delivery, be warranted for three years with regards to manufacture.
Zoltek Companies, Inc. × 3101 McKelvey Rd. × St. Louis, MO 63044 (USA) × 314/291-5110 × FAX: 314/291-9082

Factors that affect our valuation of a warranty accrual include historical and anticipated failure rates of products sold, and costs per claim to satisfy the warranty obligation. Historically, the warranty claims by Vesta or Gamesa have not been material. As such, Zoltek believes that no accrual for these warranty obligations is necessary. Additionally, the post-shipment obligations of the Company to Vestas and Gamesa are immaterial to the investor and we do not intend to provide any additional disclosure.
- Concentration of Credit Risk, page 37
2.	Please revise your future filings to include disclosure in your footnotes to the financial statements of the outstanding accounts receivable at each year-end for the major customers identified, similar to your disclosure on page 5 of this filing. Refer to paragraphs 825-10-50-20 and 50-21 of the FASB Accounting Standards Codification.
Response:
Zoltek has noted and understands the Staff’s comment regarding disclosure of outstanding accounts receivable for customers which comprise a major concentration of our accounts receivable balance. In connection with our future filings, we will disclose in our footnotes to the financial statements the outstanding accounts receivable at each filing period for the major customers identified.
Set forth below is the footnote as it would have appeared in the Form 10-K for the fiscal ended September 30, 2009:
“In fiscal 2009, 2008 and 2007, we reported net sales of $74.2 million, $75.1 million and $49.9 million, respectively, to Vestas Wind Systems, a leading wind turbine manufacturer, which represented 53.6%, 40.4% and 33.0% of our net sales, respectively, during such periods. The related open accounts receivable balances at September 30, 2009 and 2008 were $21.1 million and $17.2 million, respectively. Vestas was the only customer which represented greater than 10% of consolidated open accounts receivable at September 30, 2009 and 2008. The Company reported net sales of $24.6 million, $25.1 million during fiscal 2008 and 2007, respectively, to Gamesa Group, another leading wind turbine manufacturer. These sales represented 13.3% and 16.6% of our net sales in those years. These customers were the only customers that represented greater than 10% of consolidated net sales during these years.
Note 11. Business Segment and Geographic Information, page 49
3.	We note your disclosure here of revenues and long-lived assets by geographic area. As it relates to the “Europe” line item, please revise the disclosure in future filing to separately present any material revenues and/or long-lived assets attributed to an individual foreign country.

Response:
Zoltek has noted and understands the Staff’s comment regarding disclosure of revenues and long-lived assets by geographic area. In connection with our future filings, we will disclose separately material revenues and/or long-lived assets attributed to an individual foreign country.
Set forth below is the footnote as it would have appeared in the Form 10-K:
“Sales and long-lived assets, by country, consist of the following as of and for each of the three fiscal years in the period ended September 30, 2009, 2008 and 2007 (amounts in thousands):

	2009		2008		2007
		Net		Net		Net
		Long Lived		Long Lived		Long Lived
	Net Sales(a)	Assets(b)	Net Sales(a)	Assets(b)	Net Sales(a)	Assets(b)
United States	$34,036	$44,539	$42,205	$47,617	$38,505	$48,744
Denmark	35,351	—	49,109	—	24,386	—
Hungary	*	132,880	*	158,694	*	140,457
Germany	19,809	—	42,552	—	28,746	—
Spain	15,178	—	*	—	*	—
United Kingdom	*	—	*	—	17,809	—
Other Europe	31,999	—	41,625	—	35,857	—
Asia	2,205	—	10,106	—	4,983	—
Mexico	*	79,491	*	82,583	*	—
Other areas	178	—	19	—	594	—

Total	$138,756	$256,910	$185,616	$288,894	$150,880	$188,801

(a)	Revenues are attributed to countries based on the delivery location of the customer.

(b)	Property and equipment net of accumulated depreciation based on country location of assets.

*	Net sales for this country were less than 10% of total sales. Such sales were aggregated into “Other Europe,” “Asia” or “Other areas.”
Form 10-Q as of June 30, 2010
Item 4. Controls and Procedures, page 28
4.	We note that the language appearing after the word “effective” in your conclusion on disclosure controls and procedures appears superfluous as the term disclosure controls and procedures is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as well as in the paragraph preceding your conclusion here. Please revise future filings to remove the language that appears after your conclusion. Alternatively, if you elect to continue to include language after your conclusion, revise to ensure that it includes the entire two-part definition of disclosure controls and procedures.

Response:
Zoltek has noted and understands the Staff’s comment regarding our language in our conclusion on disclosure controls. In connection with our future filings, we will revise the language related to disclosure controls and procedures that appears after our conclusion.
Set forth below is the disclosure as it would have appeared in the Form 10-Q:
“Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures as of June 30, 2010 were effective.”
* * *
Pursuant to your prior request, the Company again confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call upon the undersigned at (314) 291-5110 if you require additional information or desire to discuss the foregoing responses. We thank you in advance for your customary courtesies.

Very truly yours, ZOLTEK COMPANIES, INC.
By:	/s/Andy Whipple
Andy Whipple
Chief Financial Officer